GLOBANT S.A.

5 RUE GUILLAUME KROLL

L-1882, LUXEMBOURG

T: +352 48 18 28 1

July 8, 2015

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549-4561

Re:	Globant S.A.
Request for Withdrawal Pursuant to Rule 477 of
Amendment No. 2 to the Registration Statement on Form F-1 filed under form type S-1/A
File No. 333-205268

Ladies and Gentlemen:

Globant S.A., a Luxembourg société anonyme (the “Company”), hereby submits this letter to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent EDGAR filing submission error. On July 7, 2015, the Company filed with the SEC via EDGAR Amendment No. 2 to Form F-1 (File No. 333-205268) under form type S-1/A (accession number 0001144204-15-041425). Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby withdraws such S-1/A filing. The Company confirms that no securities have been sold in reliance on the above-referenced amendment. The Company refiled Amendment No. 2 to the Registration Statement on Form F-1 under form type F-1/A on July 8, 2015.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call Christopher C. Paci, Esq. of DLA Piper LLP (US) at (212) 335-4970 or David Turner of DLA Piper LLP (US) at (212) 335-4558.

GLOBANT S.A.

By:	/s/ Patricio Pablo Rojo
Name: Patricio Pablo Rojo
Title: General Counsel